BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEWPORT BEACH NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

January 31, 2013	WRITER’S DIRECT DIAL
+1 (415) 984-8734
VIA EDGAR
WRITER’S E-MAIL ADDRESS
Perry J. Hindin	pscrivano@omm.com
Special Counsel
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	ShangPharma Corporation

Schedule 13e-3

Filed December 31, 2012

File No. 005-85970

Dear Mr. Hindin:

On behalf of ShangPharma Corporation, a company organized under the laws of the Cayman Islands (“ShangPharma” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 25, 2013 with respect to the Schedule 13e-3, File No. 005-85970 (the “Schedule 13e-3”) filed on December 31, 2012 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13e-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13e-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, are being provided to the Staff via email.

We represent the independent committee established by the board of directors of the Company (the “Independent Committee”). To the extent any response relates to information concerning ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, Mr. Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, TPG Star Charisma Limited, TPG Biotech II Charisma Limited, TPG Star, L.P., TPG Biotechnology Partners II, L.P., Han Ming Tech Investment Limited or J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”), such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

Licensed foreign lawyers only

†	In association with Tumbuan & Partners

Securities and Exchange Commission	January 31, 2013 - Page 2

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Schedule 13e-3

1.	We note the statement that “[a]ll information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the signature pages and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to delete the disclaimer in question. Please refer to page 2 of the Amendment.

Preliminary Proxy Statement

Letter to Shareholders

2.	In the second paragraph on the third page of the letter, please include disclosure following the statement of the voting threshold to approve the Merger that the Rollover Shareholders beneficially own Shares representing approximately 66.9% of the total number of outstanding Shares, enough to meet the required threshold to approve the Merger except in limited circumstances, and will vote all of such Shares in favor of the Merger pursuant to the terms of the Voting Agreement.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the second paragraph on the third page of the letter to shareholders contained in the Revised Proxy Statement.

Summary Term Sheet, page 1

Record Date and Voting, page 5

3.	We note the disclosure indicating that the “[Company] expect[s] that as of the Share record date, there would be 333,200,510 Shares entitled to be voted at the extraordinary general meeting.” Please update this figure, if necessary, once the record date has been established.

We respectfully advise the Staff that the figure will be updated in the final proxy statement, if necessary.

Securities and Exchange Commission	January 31, 2013 - Page 3

“Am I entitled to appraisal rights?” page 28

4.	Please remove the word “Yes” from this response as this is not accurate for the company’s ADS holders.

In response to the Staff’s comment, the word “yes” has been deleted. Please refer to page 28 of the Revised Proxy Statement.

Special Factors, page 31

Background of the Merger, page 31

5.	Please revise to disclose the company’s share price leading up to and after the July 6 Proposal and the October 21, 2012 and November 17, 2012 revised offers from the Buyer Group.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 32, 36 and 37 of the Revised Proxy Statement.

6.	Please disclose the discussions and agreements which led to Han Ming Tech Investment Limited joining the Buyer Group with respect to certain of its Shares. Describe how and why TPG and Mr. Xin Hui identified Han Ming Tech Investment Limited as a potential partner for the Buyer Group.

In response to the Staff’s comment, additional disclosure has been added to the “Background of the Merger” section of the Proxy Statement. Please refer to pages 32 and 39 of the Revised Proxy Statement.

7.	Disclosure in the fourth paragraph on page 34 indicates that “J.P. Morgan also reviewed with the Independent Committee the financial projections provided by the management, including key revenue and gross margin drivers, key projected financials and comparisons with the latest broker forecasts.” If J.P. Morgan made a presentation at this meeting, please file the summary of such presentation. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report prepared by J.P. Morgan, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. See Items 1015 and 1016(c) of Regulation M-A.

In response to the Staff’s Comment, the Proxy Statement has been revised to include the presentation materials provided by J.P. Morgan on September 6, 2012. Please refer to Exhibit (c)-(3) to the Amendment. We respectfully advise the Staff that a summary of this presentation is included in the Revised Proxy Statement on page 34.

Securities and Exchange Commission	January 31, 2013 - Page 4

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 41

8.	Please address how the Board was able to reach the fairness determination as to unaffiliated security holders given that J.P. Morgan’s opinion addressed fairness with respect to holders of the Shares or ADS holders other than holders of Excluded Shares rather than all unaffiliated security holders. Please note that the staff considers officers and directors of the Company as affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1).

We respectfully advise the Staff that the group “holders of Shares or ADSs other than holders of Excluded Shares” by definition includes all unaffiliated security holders since the holders of Excluded Shares are all affiliated shareholders of the Company and not unaffiliated security holders. The Company’s board of directors and the Independent Committee and each filing person that relies on the J.P. Morgan opinion therefore do not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to unaffiliated security holders” and “fairness to holders of Shares or ADSs other than holders of Excluded Shares” and believe that it is reasonable and appropriate to consider the J.P. Morgan fairness opinion as a material factor in their determination as to the fairness of the transaction to the “unaffiliated security holders”.

9.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the board’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the analysis of the board of directors does not appear to address the factors described in clauses (iii), (iv), (vi) or (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 45 of the Revised Proxy Statement.

Certain Financial Projections, page 49

10.	The December 21, 2012 presentation by J.P. Morgan to the Independent Committee relies upon forecasts provided by management as of November 28, 2012. Disclosure on page 33 indicates that management provided J.P. Morgan with financial projections on August 3, 2012 and that such projections were “updated” on September 6, 2012. Please advise us how many drafts or versions of the financial projections were provided to the financial advisors and include all such projections on page 50. To the extent that projections were adjusted based upon analysis by J.P. Morgan, disclose the adjustments and the facts, estimates or assumptions that prompted such adjustments.

Securities and Exchange Commission	January 31, 2013 - Page 5

We respectfully advise the Staff that the Company provided three drafts of financial projections to J.P. Morgan, on August 30, September 6 and November 28, 2012.

On Aug 3, 2012, the Independent Committee authorized Mr. William Dai, the chief financial officer of the Company, to prepare and provide the due diligence materials and financial projections to J.P. Morgan for its financial due diligence on the Company.

On August 30, 2012, the Company provided a draft of financial projections to J.P. Morgan, which was presented to the Independent Committee on September 6, 2012. After that meeting, the Independent Committee and the Company’s management had further discussion on the projections, and the Company provided an updated draft of financial projections to J.P. Morgan, which was primarily driven by anticipated ramp-up of utilization rate of the Company’s research manufacturing facilities. The adjustments were not made based on analysis provided by J.P. Morgan.

On November 28, 2012, the Company provided the third draft of financial projections to J.P. Morgan which reflected its actual results of operations for the third quarter of 2012. In that draft, the Company revised the previously estimated full year 2012 results of operations to reflect its actual results of operations for the first three quarters of the year and management’s better visibility into full year results with the end of the year approaching. No change was made to the projected results of operations for 2013 to 2017 contained in the September 6, 2012 draft. The November 28, 2012 draft financial projections are already disclosed in the Proxy Statement.

In response to the Staff’s comment, the Proxy Statement has been revised to include the August 30, 2012 draft projections. Please refer to page 50 of the Revised Proxy Statement.

We respectfully advise the Staff that the September 6, 2012 draft financial projections are not disclosed in the Proxy Statement because they are identical to the November 28, 2012 draft financial projections, with the exception of the estimated full year 2012 results, which are better represented in the November 28, 2012 draft financial projections. The Proxy Statement has been revised to clarify this difference between the September 6, 2012 and November 28, 2012 draft financial projections. Please refer to page 38 of the Revised Proxy Statement.

11.	The disclosure on page 50 indicates that “In preparing these projections, the Company’s management necessarily made certain assumptions about future financial factors affecting our business.” Please disclose the key business and economic assumptions underlying the projections.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 50 of the Revised Proxy Statement.

Securities and Exchange Commission	January 31, 2013 - Page 6

Opinion of J.P. Morgan, the Independent Committee’s Financial Advisor, page 50

12.	We note that J.P. Morgan performed both a Selected Companies Analysis and a Selected Transactions Analysis, and the disclosure briefly describes the methodology and criteria used in selecting these companies and transactions. Please indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

As confirmed by J.P. Morgan, we advise the Staff that the criteria were consistently applied and no company was deliberately excluded from the data set. In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 54 and 56 of the Revised Proxy Statement.

Discounted Cash Flow Analysis, page 55

13.	Please describe how and why you determined the perpetual growth rate range you applied. Please also disclose the industry average growth rate, if available, and the factors relevant to any potential difference between the two rates.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 55 of the Revised Proxy Statement. The perpetual growth rate range was determined based on a combination of macroeconomic factors, such as general industry trends and expected inflation rates, and the professional judgment of J.P. Morgan, rather than on industry average data. Additionally, the Company respectfully advises the Staff that J.P. Morgan believes that, given the deal-specific nature of, and the myriad of factors and judgment involved in, this type of financial analysis, it is difficult to consistently define what constitutes an industry average for perpetual growth rate and any such definition is unlikely to provide a meaningful basis for comparison. As such, no such industry average data has been compiled by J.P. Morgan.

14.	We note that the description on page 57 regarding the material relationships between J.P Morgan and its affiliates on the one hand, and the Company or the Buyer Group on the other, does not provide a quantitative description of the fees paid or to be paid to J.P. Morgan and its affiliates by the Company and its affiliates or the Buyer Group and its affiliates. Please advise or revise to provide such disclosures. If applicable, please disclose the specific fees paid to J.P. Morgan for its role as joint bookrunner and stabilization agent in the initial public offering of the Company and its commercial banking affiliate’s role as an agent bank and a lender under outstanding credit facilities of affiliates of certain members of the Buyer Group.

We respectfully advise the Staff that as: (i) Item 1015(b)(4) of Regulation M-A requires the disclosure of any material relationship that existed between the provider of the opinion and the subject company or affiliates in the past two years; and (ii) the fairness opinion provided by J.P. Morgan was dated December 21, 2012, J.P. Morgan believes that the joint bookrunner and stabilization agent services provided by J.P. Morgan to the Company in connection with its initial public offering in October 2010 are not required to be disclosed. Additionally, no other material relationships existed between the Company and J.P. Morgan during the relevant time period. As such, the Proxy Statement has been revised to remove the reference to the services provided by J.P. Morgan to the Company. Please refer to page 57 of the Revised Proxy Statement.

Securities and Exchange Commission	January 31, 2013 - Page 7

Additionally, in response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 57 of the Revised Proxy Statement.

Financial Information, page 105

15.	Please revise to include the ratio of earnings to fixed charges. Refer to Item 1010(a)(3) and (c)(4).

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 109 of the Revised Proxy Statement.

16.	Please update page 106 and 107 to provide financial information and the ratio of earnings to fixed charges for the most recent interim period included on a report on Form 6-K or made publicly available in the Company’s home jurisdiction. We note that a Form 6-K filed on November 23, 2012 provides financial information for the quarter ended September 30, 2012. Refer to Item 1010(a) and (c) and I.H.9 of the July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 108 and 109 of the Revised Proxy Statement.

Transactions in the Shares and ADS, page 108

17.	The disclosure provided for Mr. Michael Xin Hui summarizes purchases since August 2011. Item 1002(f) of Regulation M-A requires such information be provided for the past two years. Please revise or advise.

In response to the Staff’s comment, the Proxy Statement has been revised to clarify that the tabular information regarding purchases of ADSs by Mr. Hui and his affiliates included in the Proxy Statement does reflect all purchases of Shares and ADSs during the past two years. Please refer to page 110 of the Revised Proxy Statement.

Material U.S Federal Income Tax Consequences, page 112

18.	We note that the referenced disclosure is located outside the section entitled “Special Factors.” Please refer to Item 1013(d) and Exchange Act Rule 13e-3(e)(1)(ii) and relocate the disclosure accordingly.

In response to the Staff’s comment, the section entitled “Material U.S. Federal Income Tax Consequences” has been relocated. Please refer to pages 73 and 74 of the Revised Proxy Statement.

Securities and Exchange Commission	January 31, 2013 - Page 8

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, Mr. Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, TPG Star Charisma Limited, TPG Biotech II Charisma Limited, TPG Star, L.P., TPG Biotechnology Partners II, L.P., and Han Ming Tech Investment Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +1 (415) 984-8734.

Sincerely,

By:	/s/ Paul S. Scrivano
Paul S. Scrivano

of O’MELVENY & MYERS LLP

cc:	William Dai, Chief Financial Officer
(ShangPharma Corporation)

Paul W. Boltz, Jr.
(Ropes & Gray LLP)

Tim Gardner
(Latham & Watkins LLP)

Z. Julie Gao
(Skadden, Arps, Slate, Meagher & Flom LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 25, 2013 with respect to the Schedule 13e-3, File No. 005-85970 (the “Schedule 13e-3”), filed on December 31, 2012 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13e-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ShangPharma Corporation

By:	/s/ William Dai
Name:	William Dai
Title:	Chief Financial Officer

ShangPharma Holdings Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

ShangPharma Parent Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

ShangPharma Merger Sub Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

Michael Xin Hui

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui

ChemExplorer Investment Holdings Ltd.

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

ChemPartner Investment Holdings Limited

By:	/s/ Michael Xin Hui
Name:	Michael Xin Hui
Title:	Director

Joint Benefit Group Limited

By:	/s/ Wenjuan Xiao
Name:	Wenjuan Xiao
Title:	Director

Han Ming Tech Investment Limited

By:	/s/ Zhongji Zhi
Name:	Zhongji Zhi
Title:	Director

TPG Star Charisma Limited

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Biotech II Charisma Limited

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG Star, L.P.

By: TPG STAR GenPar, L.P.,

its general partner

By: TPG STAR GenPar Advisors, LLC,

its general partner

By:	/s/ Ronald Cami

	Name:	Ronald Cami

	Title:	Vice President

TPG Biotechnology Partners II, L.P.

By: TPG Biotechnology GenPar II, L.P.,

its general partner

By: TPG Biotechnology GenPar II Advisors, LLC,

its general partner

By:	/s/ Ronald Cami

	Name:	Ronald Cami

	Title:	Vice President